UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

NOTICE OF EXEMPT SOLICITATION

1.     Name of the Registrant:

        Cedar Fair, L.P.

2.     Name of person relying on exemption:

        Q Funding III, L.P.
        Q4 Funding, L.P.

3.     Address of person relying on exemption:

         301 Commerce Street, Suite 3200
         Fort Worth, Texas 76102-4140

4.     Written Materials.   Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

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Q Funding III, L.P. and Q4 Funding, L.P.
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102-4140

February 18, 2010

Dear Fellow Unitholders of Cedar Fair, L.P.:

     As the largest unitholder of Cedar Fair, we urge you to vote AGAINST the proposed acquisition of our company by Apollo Global Management. This transaction, we believe, substantially undervalues the company.

     Apollo Global Management late last year made an offer to acquire all units of Cedar Fair for $11.50 per unit. Cedar Fair's Board recently sent you proxy materials asking you to approve the transaction even though the proposed buyout price represents what we believe to be a "bargain basement" price struck during one of the worst economic climates this country has ever seen.

     We are Cedar Fair's largest unitholder with currently approximately 18% of the units, and we are voting AGAINST the transaction. We urge all other unitholders to do the same. It is unfortunate that throughout this past year the units have declined as the company both endured the recent recession and battled increasingly restrictive covenants under its bank agreement, all resulting in the suspension of distributions to unitholders.

     Apollo Global Management, a very sophisticated investor, is evidently trying to take advantage of this "perfect storm" of events to buy the company for well below what we believe to be its inherent value, particularly given the improving economy and financial markets. In our opinion, this is the exact wrong time to sell the company.

     Since the transaction was originally announced, we believe the bank funding markets have continued to improve, and we also believe the company may be able to negotiate with its current bank group to allow some cash distributions to unitholders. In our view, as evidence the bank funding markets are improving, we need to look no further than Apollo Global Management's success in securing approximately $1.95 billion in debt to help finance their potential transaction, a figure that is higher than the $1.63 billion of debt that Cedar Fair had outstanding on its balance sheet as of December 31, 2009.

     We are a firm believer in this company and feel that as the economy improves, it has every chance of returning to the same unit valuations it achieved before the recession. We hope that you feel the same way and will join us in voting AGAINST this transaction.

                                                                         Sincerely Yours,

                                                                        Q Funding III & Q4 Funding

Vote AGAINST the proposed acquisition of our company by Apollo Global Management!

You should be receiving Cedar Fair's proxy materials directly from the company. We are not soliciting proxies, so please cast your vote AGAINST the acquisition directly on Cedar Fair's proxy card by submitting your proxy by phone, internet or by checking the "AGAINST" box on the proxy card you receive from Cedar Fair and signing, dating and returning the card to the company. If you have any questions or need assistance in voting your units, please call D.F. King & Co., Inc., which is assisting us, toll free at 1-800-735-3591.

Only your latest dated proxy card counts so you can change your vote even if you have previously voted. The Special Meeting is scheduled for March 16, 2010.